UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Cheetah Mobile Inc. (the “Company”) is furnishing this Form 6-K to disclose immaterial adjustments to its previously announced financial results for the fourth quarter and full year ended December 31, 2018 to primarily reflect the Company’s adjustment for deferred tax liability relating to certain fair value gain in the fourth quarter of 2018, in accordance with ASC 321, adopted on January 1, 2018.

After the adjustment, the income tax expense for the fourth quarter of 2018 will increase to RMB57.0 million from RMB20.1 million. As a result, the Company’s net income, net income attributable to Cheetah Mobile shareholders, earnings per share, and earnings per ADS in both GAAP and non-GAAP measures will be adjusted accordingly as set forth in the tables below.

Fourth Quarter 2018 Financial Results

RMB million (except for per share (or ADS) data)	Previous	Adjusted
Net income	781.7	744.8
Net income attributable to Cheetah Mobile shareholders	770.2	733.3
Non-GAAP net income attributable to Cheetah Mobile shareholders	805.5	768.6
Earnings per share
Basic	0.55	0.52
Diluted	0.54	0.51
Non-GAAP earnings per share
Diluted	0.56	0.53
Earnings per ADS
Basic	5.46	5.19
Diluted	5.35	5.09
Non-GAAP earnings per ADS
Diluted	5.60	5.34

Fiscal Year 2018 Results

RMB million (except for per share (or ADS) data)	Previous	Adjusted
Net income	1,189.6	1,152.7
Net income attributable to Cheetah Mobile shareholders	1,203.8	1,166.9
Non-GAAP net income attributable to Cheetah Mobile shareholders	1,288.9	1,252.0
Earnings per share
Basic	0.83	0.80
Diluted	0.81	0.78
Non-GAAP earnings per share
Diluted	0.87	0.84
Earnings per ADS
Basic	8.31	8.05
Diluted	8.10	7.84
Non-GAAP earnings per ADS
Diluted	8.69	8.43

See Exhibit 99.1 to this Form 6-K for the updated consolidated financial information reflecting the immaterial adjustments to the consolidated financial information of the Company previously announced and furnished to the Securities and Exchange Commission on Form 6-K on March 25, 2019 resulting from the income tax expenses revisions for the fourth quarter and full year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By:	/s/ Vincent Zhenyu Jiang
Name:	Vincent Zhenyu Jiang
Title :	Chief Financial Officer

Date: April 26, 2019

Exhibit Index

Exhibit 99.1 — Adjusted Financial Results for the Fourth Quarter and Full Year Ended December 31, 2018